SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Adcare Health Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00650W300

(CUSIP Number)

12/31/2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.	Page 1 of 4 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons Formidable Asset Management, LLC.
2)	2) Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	3) SEC USE ONLY
4)	4) Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 5,000
	6)	Shared Voting Power
	7)	Sole Dispositive Power 1,382,774
	8)	Shared Dispositive Power
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,382,774
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 6.9%
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 00650W300	Page 2 of 4 Pages

ITEM 1(a). - NAME OF ISSUER:

Adcare Health Systems, Inc.

ITEM 1(b). - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1145 Hembree Road

Roswell, GA 30076

ITEM 2(a). - NAME OF PERSON FILING:

Formidable Asset Management, LLC

ITEM 2(b). - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

221 East 4th Street, Suite 2850

Cincinnati, OH 45202

ITEM 2(c). - CITIZENSHIP:

USA

ITEM 2(d). - TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). - CUSIP NUMBER:

00650W300

ITEM 3. - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 00650W300	Page 3 of 4 Pages

ITEM 4. - OWNERSHIP.

6.9%

ITEM 5. - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8. - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9. - NOTICE OF DISSOLUTION OF GROUP.

Not applicable

CUSIP No. 00650W300	Page 4 of 4 Pages

ITEM 10. - CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Formidable Asset Management, LLC.

By:	/s/ Will Brown
Name:	Will Brown
Title:	Chief Executive Office & Managing Partner